Exhibit 99.1

China Digital TV to Hold 2013 Annual General Meeting on December 30, 2013

BEIJING, November 15, 2013 —China Digital TV Holding Co. Ltd. (NYSE: STV) ("China Digital TV" or “the Company”), the leading provider of conditional access (“CA”) systems to China's expanding digital television market, today announced that it will hold its annual general meeting of shareholders (“AGM”) at 12/F Dina House, 11 Duddell Street, Central, Hong Kong, on December 30, 2013 at 10:00am (Hong Kong time).

Holders of record of ordinary shares of the Company at the close of business on November 25, 2013 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the company's American depositary shares ("ADS") who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company's ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolution to be submitted for shareholder approval at the meeting, is available on the Investor Relations section of the Company's website at: http://ir.chinadtv.cn.

Shareholders may request a hard copy of the company's annual report, free of charge, by emailing ir@chinadtv.cn or by contacting:

China Digital TV

Jingmeng High-Tech Building B, 4th Floor

No. 5 Shangdi East Road, Haidian District

Beijing 100085, People’s Republic of China

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co. Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co. Ltd., as well as subsidiaries of its affiliate.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86-10-5960-8600

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng
Brunswick Group
Tel: +1-212-333 3810
Email: chinadigital@brunswickgroup.com